UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
CLARK, INC.
(Name of Issuer)
CLARK WAMBERG, LLC
TOM WAMBERG
JAMES M. BENSON
(Name of the Person(s) Filing Statement)
Common Stock, par value $0.01 per share
and associated preferred stock purchase rights
(Title of Class of Securities)
181457102
(CUSIP Number of Class of Securities)

Tom Wamberg Manager Clark Wamberg, LLC 102 South Wynstone Park Drive North Barrington, Illinois 60010 (847) 304-5800	James M. Benson c/o Clark Benson LLC 132 Turnpike Road Suite 300 Southborough, Massachusetts 01772 (508) 630-1511
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

Copies to:
Craig McCrohon
Holland & Knight LLP
131 South Dearborn Street, 30th Floor
Chicago, IL 60603
(312) 263-3600
This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☑	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐
Check the following box if the filing is a final amendment reporting the results of the transaction. ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$281,807,459	$30,153

*	Estimated solely for the purposes of determining the filing fee, the transaction valuation was calculated by adding (a) the amount equal to the product of $16.55, the per share tender offer price, and the difference between (i) the 17,708,177 outstanding shares of Common Stock as of October 31, 2006 less (ii) the 2,286,994 shares of Common Stock owned by AUSA Holding Company; plus (b) the amount equal to the product of $16.55 by the 1,606,458 shares of Common Stock underlying the outstanding stock options as of October 31, 2006.

**	The filing fee is calculated as 0.0107% of the transaction value pursuant to Rule 0-11(d).

☑	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$30,153

	Form or Registration No.:	Schedule TO

	Filing Parties:	AUSA Merger Sub, Inc., AUSA Holding Company, AEGON USA, Inc. and AEGON N.V.

	Date Filed:	December 13, 2006

i

INTRODUCTION
     This Rule 13e-3 Transaction Statement (this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Clark Wamberg, LLC, a Delaware limited liability company (“C-W Co.”), Tom Wamberg, an individual, and James M. Benson, an individual (collectively, the “Filing Persons”). As described more fully herein, C-W Co., Mr. Wamberg, and Mr. Benson are affiliates of Clark, Inc., a Delaware corporation (the “Company”), and/or its subsidiaries. C-W Co. and Mr. Wamberg, as a joint obligor, are parties to that certain asset purchase agreement with the Company and its wholly owned subsidiary, Clark Consulting, Inc., a Delaware corporation (“Clark Consulting”), entered into as of November 1, 2006 (the “MBO Agreement”). The MBO Agreement provides for the purchase of certain assets, and the assumption of certain liabilities (the “MBO Businesses”), by C-W Co. Although Mr. Benson is not a party to the MBO Agreement or currently a member of C-W Co., he has committed to the Company to participate as a member of C-W Co. The Filing Persons are subject to Rule 13e-3 under a possible interpretation of the Exchange Act based upon (a) the consummation of the transactions pursuant to the MBO Agreement being part of a series of transactions, including the Offer and the Merger described below, constituting a Rule 13e-3 Transaction and (b) the Filing Persons’ status as affiliates of the Company. Each Filing Person expressly disclaims any obligation to file this Transaction Statement.
     This Transaction Statement relates to a series of transactions, including the transactions contemplated by the MBO Agreement. Concurrently with the execution of the MBO Agreement, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with AUSA Merger Sub, Inc., a Delaware corporation (the “Purchaser”), and its parent, AUSA Holding Company, a Maryland corporation (“AUSA”). AUSA is a wholly owned subsidiary of AEGON USA, Inc., an Iowa corporation (“AEGON USA”), which is an indirect wholly owned subsidiary of AEGON N.V., a limited liability stock company organized under the laws of The Netherlands (“AEGON NV,” and together with Purchaser, AUSA and AEGON USA, the “AEGON Group”). The Merger Agreement provides for Purchaser to make a tender offer for all of the Company’s outstanding shares of common stock, and then, following the successful completion of the tender offer, the Purchaser shall merge with and into the Company and the Company will become a wholly owned subsidiary of AUSA. The tender offer is being made upon the terms and subject to the conditions set forth in the Merger Agreement, Offer to Purchase dated December 13, 2006 (as amended as supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as exhibits to the Schedule TO Tender Offer Statement of the AEGON Group, filed with the SEC on December 13, 2006 (“Schedule TO”). If consummated, the MBO Agreement, the Offer and the Merger Agreement will result in the transfer of ownership of the Company, except for the MBO Businesses, to AUSA and substantially all of the assets comprising the MBO Businesses to C-W Co.
     In response to the Schedule TO, the Company has filed with the SEC a Schedule 14D-9 Solicitation and Recommendation Statement (as amended from time to time, the “Statement”) under Section 14(d)(4) of the Exchange Act. The Statement is attached as exhibit (a)(2) hereto, and is cross-referenced in this Transaction Statement in response to certain items herein. Pursuant to General Instruction F to Schedule 13E-3, the information in the Schedule TO, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Schedule TO. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Schedule TO of the information required to be included in response to the items of Schedule 13E-3.

Item 1. Summary Term Sheet
     The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information
     (a) Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:
Clark, Inc.
102 South Wynstone Park Drive
North Barrington, Illinois 60010
(847) 304-5800
     (b) Securities. Please refer to the information set forth in the Statement under “Item 1—Subject Company Information” attached hereto.
     (c)-(d) Trading Market and Price; Dividends. The information set forth in the Offer to Purchase under “The Tender Offer—6. Price Range of the Shares; Dividends” and “The Tender Offer—11. Dividends and Distributions” is incorporated herein by reference.
     (e) Prior Public Offerings. Not applicable.
     (f) Prior Stock Purchases.

					Average
			Amount of		Purchase
	Quarter	Security	Securities	Range of Prices	Price
Tom Wamberg	Q4 2006	Phantom Stock Units[1]	1,238.47	$10.90	$10.90
		Common Stock[2]	101.95	$10.86 — $16.49	$13.20
	Q3 2006	Phantom Stock Units[1]	1,035.94	$12.97	$12.97
		Common Stock[2]	163.13	$11.02 — $13.01	$12.09
	Q2 2006	Phantom Stock Units[1]	13,892.22	$11.70 — $13.12	$12.88
		Common Stock[2]	202.61	$11.38 — $13.09	$11.99
	Q1 2006	Phantom Stock Units[1]	38,735.12	$10.71 — $13.60	$11.39
		Common Stock[2]	1,556.73	$10.60 — $13.58	$11.31
	Q4 2005	Phantom Stock Units[1]	8,273.70	$14.04 — $16.83	$14.96
		Common Stock[2]	325.25	$12.74 — $16.25	$14.61
	Q3 2005	Phantom Stock Units[1]	9,135.62	$14.35 — $16.83	$15.58
		Common Stock[2]	290.50	$13.63 — $15.92	$14.97

					Average
			Amount of		Purchase
	Quarter	Security	Securities	Range of Prices	Price
	Q2 2005	Phantom Stock Units[1]	10,225.27	$12.80 — $15.75	$14.47
		Common Stock[2]	357.83	$13.26 — $16.54	$14.18
	Q1 2005	Phantom Stock Units[1]	24,889.84	$12.70 — $18.25	$16.82
		Common Stock[2]	404.09	$11.99 — $17.50	$16.11
	Q4 2004	Phantom Stock Units[1]	4,958.44	$13.99 — $16.36	$15.36
		Common Stock[2]	49.82	$15.07 — $15.51	$15.29

James W. Benson	Q2 2006	Common Stock	52,800	$13.01 — $13.96	$13.31

[1]	These securities were acquired pursuant to an election by Mr. Wamberg to participate in the Company’s deferred compensation and flexible benefit plans. The Phantom Stock Units convert to common stock on a one-for-one basis and may be settled in cash or common stock.
[2]	These securities were acquired pursuant to the company’s 401(k) plan.
Item 3. Identity and Background of Filing Persons
     (a) Name and Address. The names of the Filing Persons are Clark Wamberg, LLC, a Delaware limited liability company (as previously defined herein, “C-W Co.”), Tom Wamberg, an individual and joint obligor with C-W Co. under the MBO Agreement, and James M. Benson, an individual. The Filing Persons are affiliates of the Company. Mr. Wamberg is the Company’s Chairman and Chief Executive Officer and the managing member of C-W Co. Mr. Benson is a member of the Company’s Board of Directors and the Chief Executive Officer of Clark Benson LLC, a subsidiary of Clark Consulting. Although he is not an affiliate of the Company, Mr. Kies, the managing director of Clark Consulting’s Federal Policy Group, has committed to the Company to participate as a member of C-W Co. Information regarding Mr. Kies is furnished in this Transaction Statement pursuant to General Instruction C. The business address and business telephone number for C-W Co. and Mr. Wamberg are as follows:
c/o Clark, Inc.
102 South Wynstone Park Drive
North Barrington, Illinois 60010
(847) 304-5800
     The business address and business telephone number for Mr. Benson are as follows:
c/o Clark Benson LLC
132 Turnpike Road
Suite 300
Southborough, Massachusetts 01772
(508) 630-1511
     The business address and business telephone number for Mr. Kies are as follows:

c/o Clark Consulting, Inc.
101 Constitution Avenue N.W.
Suite 701E
Washington, D.C. 2001
(202) 772-2480
     Please refer to the information set forth in the Statement under “Item 3—Past Contacts, Transactions, Negotiations and Agreements” attached hereto, and in the Information Statement included as Annex A to the Statement (the “Information Statement”) under “Board of Directors and Executive Officers of the Company” attached hereto.
     (b) Business and Background of Entities. C-W Co. is a Delaware limited liability company. The principal business of C-W Co. is to acquire, and operate as a holding company for the MBO Businesses. C-W Co. was not convicted in a criminal proceeding during the past five years, nor was it a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
     (c)(1)-(2) For background information regarding Messrs. Wamberg and Benson, please refer to the information set forth in the Information Statement under “Board of Directors and Executive Officers of the Company” included as Annex A to the Statement attached hereto.
     Mr. Kies has served as managing director of Clark Consulting’s Federal Policy Group, since February 2002. The principal business of the Federal Policy Group is to provide legislative and regulatory strategic services on behalf of the Company’s clients. The principal address of Clark Consulting’s Federal Policy Group is c/o Clark Consulting, Inc., 101 Constitution Avenue N.W., Suite 701E, Washington, D.C. 2001. From January 1998 until February 2002, Mr. Kies was Co-Managing Partner of the Washington National Tax Services office of PricewaterhouseCoopers LLP (“PwC”). The principal business of PwC’s Washington National Tax Services office is tax consulting, and its address is 1301 K Street, Suite 800W, Washington, D.C. 2001. Mr. Kies holds an L.L.M., Taxation from Georgetown University Law School, 1986, a J.D., Cum Laude from the Ohio State University College of Law, 1977, and a B.G.S. (University College), Cum Laude, from Ohio University, 1974.
     (c)(3)-(4) As of the date of this Transaction Statement, none of Mr. Wamberg (either individually or as Manager of C-W Co.), Mr. Benson or Mr. Kies was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and none of Mr. Wamberg (either individually or as Manager of C-W Co.), Mr. Benson or Mr. Kies was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
     (c)(5) Each of Messrs. Wamberg, Benson, and Kies is a citizen of the United States.
Item 4. Terms of the Transaction
     (a) Material Terms. The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Important,” “Introduction,” “Special Factors—1. Background of the Offer,” “Special Factors—4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer,” “Special Factors—12. The Merger Agreement and Related Agreements,” “The Tender Offer—1. Terms of the Offer; Expiration Date,” “The Tender Offer—2. Acceptance for Payment and Payment for the Shares,” “The

Tender Offer—3. Procedures for Accepting the Offer and Tendering Shares,” “The Tender Offer—4. Withdrawal Rights” and “The Tender Offer—5. Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.
     (c) Different Terms. Not applicable.
     (d) Appraisal Rights. The information set forth in the Offer to Purchase under “Special Factors—7. Appraisal Rights” and in Schedule II of Schedule TO entitled “Section 262 of the Delaware General Corporation Law — Appraisal Rights” is incorporated herein by reference.
     (e) Provisions for Unaffiliated Security Holders. None.
     (f) Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) Transactions. Please refer to the information set forth in the Statement under “Item 3—Past Contacts, Transactions, Negotiations and Agreements” attached hereto, and “Item 4—The Solicitation or Recommendation” and in “Certain Relationships and Related Transactions” in the Information Statement included as Annex A to the Statement attached hereto. The information set forth in the Offer to Purchase under “Special Factors—10. Transactions and Arrangements Concerning Common Stock” and “Special Factors—11. Related Party Transactions; the Company’s Relationship with Parent” is incorporated herein by reference.
     (b) Significant Corporate Events. On October 31, 2006, Mr. Kies and the Company entered into a post-termination agreement (the “Post-Termination Agreement”) whereby Mr. Kies agreed to accept $500,000 as consideration for a waiver of any claim, including any claim for constructive termination under his current employment agreement, he may have against the Company and its affiliates as a result of the completion of transactions contemplated by the MBO Agreement or a purchase agreement with another party relating to the MBO Businesses. The Post-Termination Agreement is not binding upon Mr. Kies unless C-W Co. or another third-party purchaser of the MBO Businesses agrees to assume Mr. Kies’ current employment agreement.
     Please refer to the information set forth in the Statement under “Item 3—Past Contacts, Transactions, Negotiations and Agreements” and “Item 4—The Solicitation or Recommendation” attached hereto. The information in the Offer to Purchase under “Special Factors—1. Background of the Offer,” “Special Factors—5. Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and Merger,” “Special Factors—10. Transactions and Arrangements Concerning Common Stock” and “Special Factors—12. The Merger Agreement and Related Agreements” is incorporated herein by reference.
     (c) Negotiations or Contacts. Please refer to the information set forth in the Statement under “Item 3—Past Contacts, Transactions, Negotiations and Agreements,” “Item 4—The Solicitation or Recommendation” and “Item 7—Purposes of the Transaction and Plans or Proposals” attached hereto. The information in the Offer to Purchase under “Special Factors—1. Background of the Offer” is incorporated herein by reference.
     (e) Agreements Involving Subject Company Securities. Please refer to the information set forth in the Statement under “Item 3—Past Contacts, Transactions, Negotiations and Agreements” and “Item 4—The Solicitation or Recommendation” attached hereto. The information set forth in the Offer to Purchase under “Special Factors—1. Background of the Offer,” “Special Factors—10. Transactions and Arrangements Concerning Common Stock” and “Special Factors—12. The Merger Agreement and Related Agreements” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals
     (b) Use of Securities Acquired. The information set forth in the Offer to Purchase under “Special Factors—6. Conduct of the Company’s Business if the Offer is not Completed” and “Special Factors—12. The Merger Agreement and Related Agreements” is incorporated herein by reference.
     (c) Plans. The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—1. Background of the Offer,” “Special Factors—4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer,” “Special Factors—5. Plans for the Company After the Offer and Merger; Certain Effects of the Offer and Merger,” “Special Factors—10. Transactions and Arrangements Concerning Common Stock,” “Special Factors—12. The Merger Agreement and Related Agreements,” “The Tender Offer—10. Certain Effects of the Offer on the Market for the Shares” and “The Tender Offer—11. Dividends and Distributions” is incorporated herein by reference. Please refer to the information set forth in the Statement under “Item 3—Past Contacts, Transactions, Negotiations and Agreements,” “Item 4—The Solicitation or Recommendation” and “Item 7—Purposes of the Transaction and Plans or Proposals” attached hereto, and in the Information Statement under “Parent Designees” included as Annex A to the Statement attached hereto.
Item 7. Purposes, Alternatives, Reasons and Effects in Going Private Transaction
     (a) Purposes. The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—1. Background of the Offer,” “Special Factors—4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer” and “Special Factors—5. Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and Merger” is incorporated herein by reference. Please refer to the information set forth in the Statement under “Item 3.—Past Contacts, Transactions, Negotiations, and Agreements,” “Item 4.—The Solicitation or Recommendation” and “Item 7—Purposes of the Transaction and Plans or Proposals” attached hereto.
     (b) Alternatives. Please refer to the information set forth in the Statement under “Item 3.—Past Contacts, Transactions, Negotiations, and Agreements” and “Item 4. The Solicitation or Recommendation” attached hereto. The information set forth in the Offer to Purchase under “Special Factors—1. Background of the Offer” and “Special Factors—4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer” is incorporated herein by reference.
     (c) Reasons. Please refer to the information set forth in the Statement under “Item 3.—Past Contacts, Transactions, Negotiations, and Agreements” and “Item 4. The Solicitation or Recommendation” attached hereto. The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—1. Background of the Offer,” “Special Factors—4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer” and “Special Factors—5. Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and Merger” is incorporated herein by reference.
     (d) Effects. The information set forth in the Offer to Purchase under “Special Factors—1. Background of the Offer,” “Special Factors—5. Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger,” “Special Factors—12. The Merger Agreement and Related Agreements,” “The Tender Offer—5. Certain U.S. Federal Income Tax Consequences” and “The Tender Offer—10. Certain Effects of the Offer on the Market for the Shares” is incorporated herein by reference.
Item 8. Fairness of the Transaction
     (a)-(b) Fairness; Factors Considered in Determining Fairness. Please refer to the information set forth in the Statement under “Item 4. The Solicitation or Recommendation” attached hereto. The information set forth in the Offer to Purchase under “Special Factors—2. Recommendations of the Company’s Special Committee and Board of Directors; Fairness of the Offer,” “Special Factors—3. Position of Parent and Purchaser Regarding Fairness of the Offer” and “Special Factors—4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer” is incorporated herein by reference.
     (c) Approval of Security Holders. The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—3. Position of Parent and Purchaser Regarding Fairness of the Offer” and “Special Factors—4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer” and “The Tender Offer—1. Terms of the Offer; Expiration Date” is incorporated herein by reference. Please refer to the information in the Information Statement under the title “Background” included as Annex A to the Statement attached hereto.
     (d) Unaffiliated Representations. The information set forth in the Offer to Purchase under “Special Factors—1. Background of the Offer” and “Special Factors—3. Position of Parent and Purchaser Regarding Fairness of the Offer” is incorporated herein by reference. Please refer to the information set forth in the Statement under “Item 4. The Solicitation or Recommendation” and “Item 5. Person/Assets Retained, Employed, Compensated or Used” attached hereto.
     (e) Approval of Directors. The information set forth in the Offer to Purchase under “Special Factors—1. Background of the Offer” and “Special Factors—3. Position of Parent and Purchaser Regarding Fairness of the Offer” is incorporated herein by reference. Please refer to the information set forth in the Statement under “Item 4. The Solicitation or Recommendation” attached hereto.
     (f) Other Offers. The information set forth in the Offer to Purchase under “Special Factors—1. Background of the Offer” is incorporated herein by reference. Please refer to the information set forth in the Statement under “Item 4. The Solicitation or Recommendation” and “Item 7. Purposes of the Transaction and Plans or Proposals” attached hereto.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations
     (a)-(c) Report, Opinions, or Appraisal; Preparer and Summary of the Report; Availability of Documents. Please refer to the information set forth in the Statement under “Item 4. The Solicitation or Recommendation,” “Item 5. Person/Assets Retained, Employed, Compensated or Used” attached hereto, and in Annex B and Annex C of the Statement attached hereto. The information set forth in the Offer to Purchase under “Special Factors—1. Background of the Offer” is incorporated herein by reference.
Item 10. Source and Amount of Funds or Other Consideration
     (a)-(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Offer to Purchase under “The Tender Offer—9. Source and Amount of Funds” and in the Offer to Purchase under “The Tender Offer—14. Fees and Expenses” is incorporated herein by reference.
     (c) Expenses. The estimated cost and fees incurred or estimated to be incurred by the Filing Persons in connection with the Offer, Merger, and MBO Agreement include legal fees and expenses of approximately $250,000.
Item 11. Interests in Securities of the Subject Company
     (a) Securities Ownership. Please refer to the information set forth in the Information Statement under the caption “Ownership of Common Stock by Certain Beneficial Owners and

Management” included as Annex A to the Statement attached hereto. Mr. Kies beneficially owns 4,030 shares of the Company’s common stock, which is less than one percent of beneficial ownership of the Company’s common stock.
     (b) Securities Transactions. Please refer to the information set forth in this Transaction Statement under “Item. 2(f) Prior Stock Purchases” and to the information set forth in the Statement under “Item 6—Interests in Securities of the Subject Company” attached hereto. The information in the Offer to Purchase under “Special Factors—9. Beneficial Ownership of Common Stock” and “Special Factors—10. Transactions and Arrangements Concerning Common Stock” and “The Tender Offer—8. Certain Information Concerning Purchaser and Parent” is incorporated herein by reference.
Item 12. The Solicitation and Recommendation
     (d) Intent to Tender or Vote in a Going-Private Transaction. Please refer to the information set forth in the Statement under “Item 2. Identity and Background of Filing Person” and “Item 4. The Solicitation or Recommendation” attached hereto. The information set forth in the Offer to Purchase under “Special Factors—10. Transactions and Arrangements Concerning Common Stock” and “Special Factors—12. The Merger Agreement and Related Agreements” is incorporated herein by reference.
     (e) Recommendations of Others. Please refer to the information set forth in the Statement under “Item 4. The Solicitation or Recommendation” and in the Offer to Purchase under “Special Factors—3. Position of Parent and Purchaser Regarding Fairness of the Offer” attached hereto.
Item 13. Financial Statements
     (a) Financial Information. The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2005 and December 31, 2004 are incorporated herein by reference to “Item 15. Exhibits and Financial Statement Schedules—(a)(1) Financial Statements” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on February 27, 2006.
     The unaudited consolidated financial statements of the Company for the quarter ended September 30, 2006 is incorporated herein by reference to “Item 1. Financial Statements (Unaudited)” of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, filed with the SEC on November 3, 2006.
     The information set forth in the Offer to Purchase under “The Tender Offer—7. Certain Information Concerning the Company” is incorporated herein by reference.
     (b) Pro Forma Information. Not applicable.
Item 14. Persons/Assets Retained, Employed, Compensated or Used
     (a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. Messrs. Wamberg, Benson, and Kies, officers and employees of the Company and its affiliates, have been involved in negotiating and structuring the MBO Agreement. No corporate assets or other employees of the Company have been employed or used in connection with the MBO Agreement other than on a de minimis basis.
     Please refer to the information set forth in the Statement under “Item 5—Person/Assets Retained, Employed, Compensated or Used” attached hereto. The information in the Offer to Purchase under “The Tender Offer—14. Fees and Expenses” is incorporated herein by reference.

Item 15. Additional Information
     (b) Other Material Information. Please refer to the information set forth in the Statement under “Item 8—Additional Information” attached hereto. The information set forth in Schedule TO under “The Tender Offer— Item 13. Certain Legal Matters and Regulatory Approvals” is incorporated herein by reference.
Item 16. Exhibits

Exhibit No.	Document
(a)(1)	Schedule TO filed with the Commission by the AEGON Group on December 13, 2006 (incorporated herein by reference)

(a)(2)	Schedule 14D-9 Solicitation and Recommendation Statement of the Company

(d)(1)	Tender and Voting Agreement, dated as of November 1, 2006, between AUSA and Tom Wamberg (incorporated by reference to Exhibit 3 to the Schedule 13D/A of AUSA, AEGON USA, and AEGON NV filed with the Commission on November 3, 2006).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, the undersigned Filing Persons certify that the information set forth in this statement is true, complete, and correct.

CLARK WAMBERG, LLC

By:	/s/ Tom Wamberg

Name: Tom Wamberg
Title: Manager

/s/ Tom Wamberg

Tom Wamberg

/s/ James M. Benson

James M. Benson
Dated: December 13, 2006

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)	Schedule TO filed with the Commission by the AEGON Group on December 13, 2006 (incorporated herein by reference)

(a)(2)	Schedule 14D-9 Solicitation and Recommendation Statement of the Company

(d)(1)	Tender and Voting Agreement, dated as of November 1, 2006, between AUSA and Tom Wamberg (incorporated by reference to Exhibit 3 to the Schedule 13D/A of AUSA, AEGON USA, and AEGON NV filed with the Commission on November 3, 2006).